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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 3)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         -------------------------------

                              BOOKS-A-MILLION, INC.
                     (Name of Subject Company and (Issuer))

                         BOOKS-A-MILLION, INC. (Issuer)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    098570104
                      (CUSIP Number of Class of Securities)

                                SANDRA B. COCHRAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              BOOKS-A-MILLION, INC.
                               402 INDUSTRIAL LANE
                            BIRMINGHAM, ALABAMA 35211
                                 (205) 942-3737

                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of Filing Persons)

                                    Copy to:

                            STEVEN DELLA ROCCA, ESQ.
                              LATHAM & Watkins LLP
                                885 Third Avenue
                            New York, New York 10022
                                 (212) 906-1200

                         -------------------------------

                            CALCULATION OF FILING FEE


Transaction Valuation*                                   Amount of Filing Fee**
---------------------                                    --------------------
    $40,000,000                                                 $4,708

-------------------

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,000,000 shares of common stock at the maximum tender offer price of $10.00 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.

[X] Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $4,708         Filing Party: Books-A-Million, Inc.
     Form or Registration No.: Schedule TO   Date Filed: June 23, 2005


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]  third-party  tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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         This Amendment No. 3 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on June 23, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission on July 6, 2005 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Commission on July 22, 2005 (collectively, the "Schedule TO") by Books-A-Million, Inc., a Delaware corporation (the "Company"), relating to a tender offer by the Company for up to 4,000,000 shares of the Company's common stock, par value $0.01 per share (the "shares"), at a price not greater than $10.00 nor less than $8.75 per share, net to the seller in cash, on the terms and subject to the conditions set forth in an Offer to Purchase, dated June 23, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer is incorporated in this Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.  ADDITIONAL INFORMATION

         Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

"On July 27, 2005, the Company issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated by reference herein."


ITEM 12.  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:



        (a)(5)(B)** Press Release dated July 27, 2005, announcing final results of tender offer.

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**  Filed herewith.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2005


                                       BOOKS-A-MILLION, INC.


                                       By: /s/ Richard S. Wallington
                                           -----------------------------------
                                           Name:  Richard S. Wallington
                                           Title: Chief Financial Officer





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                                  EXHIBIT INDEX

 (a)(1)(A)*      Offer to Purchase dated June 23, 2005.

 (a)(1)(B)*      Letter of Transmittal.

 (a)(1)(C)*      Notice of Guaranteed Delivery.

 (a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 23, 2005.

 (a)(1)(E)*      Letter to Clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees dated June 23, 2005.

 (a)(1)(F)*      Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

 (a)(1)(G)       Press Release, dated June 21, 2005, incorporated by reference to the Company's Statement on
                 Schedule TO filed on June 21, 2005.

 (a)(1)(H)*      Press Release, dated June 23, 2005.

 (a)(1)(I)*      Summary Advertisement

 (a)(1)(J)*      Letter to Stockholders from the President, Chief Executive
                 Officer and Secretary of the Company, dated June 23, 2005.

 (a)(1)(K)*      Letter to Participants in the 401(k) Plan.

 (a)(2)          Not Applicable.

 (a)(3)          Not Applicable.

 (a)(4)          Not Applicable.

 (a)(5)(A)**     Press Release, dated July 22, 2005, announcing preliminary results of tender offer.

 (a)(5)(B)***    Press Release, dated July 27, 2005, announcing final results of tender offer.

 (b)(1)          Credit Agreement dated as of July 1, 2002, between the Company, its wholly-owned subsidiaries and Bank of America, N.A., SunTrust Bank, N.A.,
                 Wells Fargo Bank, N.A., SouthTrust Bank, N.A. and Amsouth Bank, N.A.,
                 incorporated by reference from Exhibit 10.20 to Form 10-Q for the quarter ended August 3, 2002 (File No. 0-20664)


 (b)(2)          First amendment of credit agreement dated as of June 14, 2004, between the
                 Company, its wholly-owned subsidiaries and Bank of America, N.A., SunTrust
                 Bank, N.A., Wells Fargo Bank, N.A., SouthTrust Bank, N.A. and Amsouth Bank,
                 N.A., incorporated by reference from Exhibit 10.21 to the Company's Annual
                 Report on Form 10-K for the fiscal year ended January 29, 2005 (File No.
                 0-20664).

 (b)(3)*         Second amendment of credit agreement dated as of June 20, 2005, between the
                 Company, its wholly-owned subsidiaries and Bank of America, N.A., SunTrust
                 Bank, N.A., Wells Fargo Bank, N.A., SouthTrust Bank, N.A. and Amsouth Bank,
                 N.A.

 (d)(1)          Amended and Restated Stock Option Plan, incorporated by reference from Exhibit
                 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended
                 January 30, 1999 (File No. 0-20664).

 (d)(2)          1999 Amended and Restated Employee Stock Purchase Plan, incorporated by reference from Exhibit 10.5 to the Company's Annual Report on Form 10-K for
                 the fiscal year ended January 29, 2000 (File No. 0-20664).

 (d)(3)          401(k) Plan adopted September 15, 2003, with SunTrust Bank as Trustee, incorporated by reference from Exhibit 10.6 to the Company's Annual Report on
                 Form 10-K for the fiscal year ended January 31, 2004 (File No. 0-206664)

 (d)(4)          Shareholders Agreement dated as of September 1, 1992, incorporated by reference from Exhibit 10.9 to the Company's Annual Report on Form 10-K for
                 the fiscal year ended January 31, 1993 (File No. 0-206664).

 (d)(5)          Executive Incentive Plan, incorporated by reference from Exhibit 10.8 to the
                 Company's Annual Report on Form 10-K for the fiscal year ended January 28,
                 1995 (File No. 0-206664).

 (d)(6)          Books-A-Million 2005 Incentive Award Plan adopted June 1, 2005, incorporated by reference from Appendix A to the Company's Definitive Proxy Statement on
                 Schedule 14A filed on April 28, 2005 (File No. 0-206664).

(g)              Not Applicable.

(h)              Not Applicable.

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*    Previously filed on Schedule TO on June 23, 2005.
**   Previously filed on Amendment No. 2 to the Schedule TO on July 22, 2005.
***  Filed herewith.



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                                                              EXHIBIT (a)(5)(B)

BOOKS-A-MILLION(R)                                                 News Release

402 Industrial Lane
Birmingham, AL  35211
205-942-3737

Contact:     Richard S. Wallington
             Chief Financial Officer
             (205) 942-3737


              BOOKS-A-MILLION, INC. ANNOUNCES FINAL RESULTS OF ITS
                           DUTCH AUCTION TENDER OFFER

BIRMINGHAM, ALA. (JULY 27, 2005) - BOOKS-A-MILLION, INC. (NASDAQ/NM:BAMM) announced today the final results of its modified "Dutch Auction" tender offer, which expired at 12:00 midnight, New York City time, on July 21, 2005.

Based on the final tabulation by Wells Fargo Shareowner Services, the depositary for the tender offer, 56,406 shares of common stock were properly tendered and not withdrawn at prices at or below $10.00 per share. As a result, the Company has accepted for purchase 56,406 shares of common stock at a purchase price of $10.00 per share, for a total cost of $564,060.

Wells Fargo Shareowner Services will promptly issue payment for the shares validly tendered and accepted for purchase and will return all other shares tendered and not accepted for purchase.

Subject to applicable law, the Company may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although the Company and its affiliates are prohibited from repurchasing shares until August 4, 2005, ten business days after July 21, 2005.

Goldman, Sachs & Co. acted as the dealer manager for the tender offer and D.F. King & Co., Inc. acted as the information agent for the tender offer.

Books-A-Million is one of the nation's leading book retailers and sells on the Internet at WWW.BOOKSAMILLION.COM. The Company presently operates 207 stores in 19 states and the District of Columbia. The Company operates three distinct store formats, including large superstores operating under the names Books-A-Million and Books & Co., traditional bookstores operating under the names Books-A-Million and Bookland, and Joe Muggs Newsstands.